Exhibit 7.2

March 28, 2016

Citigroup Global Markets Inc.

Cowen and Company, LLC

As Representatives of the several Underwriters,

c/o Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Ladies and Gentleman:

Reference is made to that certain lock-up agreement, the Lock-Up Agreement, by and among the undersigned and Citigroup Global Markets Inc. and Cowen and Company, LLC (together, the “Representatives”), in connection with the proposed public offering of Class A Common Stock, $0.001 par value per share, of the Reata Pharmaceuticals, Inc. The undersigned hereby agrees that the last paragraph of the Lock-Up Agreement shall be replaced with the clause below, such that the Lock-Up Agreement shall not expire until December 15, 2016:

“If for any reason the Underwriting Agreement shall be terminated prior to the Closing Date (as defined in the Underwriting Agreement), the agreement set forth above shall likewise be terminated, and the agreement set forth above shall automatically terminate if the Underwriting Agreement has not been entered into between the Representatives and the Company prior to December 15, 2016.”

This letter agreement will not change or supersede any other terms of the Lock-Up Agreement and all other terms and conditions set forth therein shall remain in full effect.

Yours very truly,

/s/ J. Warren Huff

Name:	J. Warren Huff

Capacity:	CEO

Address: